UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22684				Date examination completed:

December 28, 2016
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY X	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Daxor Corporation

4. Address of principal executive office (number, street, city, state, zip code):

350 Fifth Avenue, Suite 4740, New York, New York 10118

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

April 28, 2017

We, as members of management of Daxor Corporation (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 28, 2016 and from June 16, 2016 through December 28, 2016. Upon review of the discrepancies identified in the audit report, it was determined the discrepancy was in the books and records of the Company and not with those of the Custodians. It was further determined the discrepancies were the result of human error and not a fundamental weakness in internal controls. These discrepancies have been addressed.

Based on this evaluation, we assert that the Company, after correcting the discrepancies identified above, was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as December 28, 2016 and from June 16, 2016 through December 28, 2016, with respect to securities reflected in the investment accounts of the Company.

Daxor Corporation

/s/ Michael Feldschuh
Michael Feldschuh
President and Chief Executive Officer

/s/ Eric P. Coleman
Eric P. Coleman
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Daxor Corporation

We have examined the compliance of Daxor Corporation (the “Company”) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 28, 2016. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 28, 2016, and with respect to agreement of security purchases and sales, for the period from June 16, 2016 through December 28, 2016:

●	Confirmation of all securities held by institutions in book entry form with UBS Financial Services, Inc., TD Ameritrade and Taglich Brothers, Inc.

●	Reconciliation of all such securities to the books and records of the Company and the Custodians.

●	Agreement of 7 security purchases and 7 security sales or maturities for the period from June 16, 2016 through December 28, 2016 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

Our examination disclosed the following material noncompliance with Rule 17(f)-2 applicable to the Fund during the period ended December 28, 2016. We identified that 6 of the 182 security positions contained differences in the number of shares held at December 28, 2016 when reconciling the books and records of the Company with those of the Custodians.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 28, 2016, with respect to securities reflected in the investment accounts of the Company.

This report is intended solely for the information and use of management and the Board of Directors of Daxor Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

New York, New York

April 28, 2017

EXPLANATORY NOTE

The December 28, 2016 Form N-17f-2 for Daxor Corporation inadvertently omitted the management certification, and this amendment is being filed to attach the management certification.